Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                                       Direct Dial: 202-239-3346                                                          E-mail: david.baum@alston.com

June 20, 2023

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Preliminary Proxy Statement on Schedule 14A – Al Frank Fund

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the Al Frank Fund (the “Fund”), accompanying this letter for filing under the Securities Exchange Act of 1934, as amended, pursuant to Section 14(a) thereunder, is a copy of the Fund’s Preliminary Proxy Statement and related materials on Schedule 14A (“Preliminary Proxy Statement”). As described in the attached Preliminary Proxy Statement, the purpose of the shareholder meeting is to seek shareholder approval of a proposed new investment advisory agreement between the Trust, on behalf of the Fund, and Kovitz Investment Group Partners, LLC (“Kovitz”), the investment adviser to the Fund, due to the expected change of control of Kovitz that will result from the acquisition of Focus Financial Partners Inc. (“Focus”), the ultimate parent company of Kovitz, by investment vehicles affiliated with Clayton, Dubilier & Rice, LLC and Stone Point Capital LLC (the “Transaction”). The Transaction is expect to close in the third quarter of 2023.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

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